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                                              Filed by Mittal Steel Company N.V.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 Subject Company: International Steel Group Inc.
                                                 Commission File No.: 333-121220


Additional Information and Where to Find It

Mittal Steel has filed with the Securities and Exchange Commission a registration statement on Form F-4 that includes a preliminary proxy statement of ISG and a preliminary prospectus of Mittal Steel and other relevant documents in connection with the proposed merger involving Mittal Steel and ISG. In addition, Mittal Steel will publish and make available to shareholders of Mittal Steel, and file with Euronext Amsterdam N.V., a prospectus and shareholders circular. Investors and security holders are urged to carefully read the prospectus regarding the proposed merger when it becomes available because it will contain important information and to exclusively base their investment decision on this prospectus once available. Investors and security holders of Mittal Steel and ISG are urged to read the definitive proxy statement and prospectuses and other relevant materials when they become available because they will contain important information about Mittal Steel and ISG and the proposed merger. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC's website at www.sec.gov. Mittal Steel and ISG and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the ISG stockholders with respect to the proposed merger. Information regarding the interests of these officers and directors in the proposed merger is included in the preliminary proxy statement/prospectus contained in the above-referenced registration statement on Form F-4 initially filed with the SEC on December 14, 2004. You may obtain documents filed with the SEC by Mittal Steel free of charge if you request them in writing from Mittal Steel Company N.V., 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands, or by telephone at +31 10 217 8800. You may also obtain documents filed with the SEC by ISG free of charge if you request them in writing from Investor Relations, International Steel Group Inc., 4020 Kinross Lakes Parkway, Richfield, Ohio 44286-9000, or by telephone at (330) 659-7430.


   Mittal Steel's Acquisition of 37.17% Valin Steel Tube & Wire Company, Ltd.
                           Conference Call Transcript
                                January 18, 2005
                  10:00 AM New York Time / 3:00 PM London Time


OPERATOR: Good morning, ladies and gentlemen, and welcome to the Mittal Steel conference call. At this time all participants have been placed on a listen-only mode and the floor will be open for questions following the presentation. As a reminder, this call is being recorded. It is now my pleasure to turn the call over to Nicola Davidson. You may begin.

NICOLA DAVIDSON: This afternoon's presentation will be given by Mr. Lakshmi Mittal, Chairman and CEO of Mittal Steel, Aditya Mittal, President and CFO of Mittal Steel and Malay Mukherjee, Chief Operating Officer of Mittal Steel. Before we begin I will read out the forward-looking statements.

This conference call contains certain forward-looking statements. Forward-looking statements include, for example, statements about our plans and expectations and what we anticipate or believe and management stands and objectives for future operations. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to have been correct. Actual results may differ materially from those implied by such forward-looking statements on account of known and unknown risks and uncertainties. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Mittal Steel filings with the Securities and Exchange Commission. I will now hand over to Mr. Lakshmi Mittal.

LAKSMHI MITTAL: Thank you, Nicola. Good afternoon. As you know, on Friday we announced that we are acquiring a stake in the Chinese steel company, Hunan Valin Steel Tube and Wire Company. When I spoke to you on the 25th of October I made known that we would be looking for opportunities in China. It is the world's single largest steel market and will continue to play a key role in the global industry.

As the most global steel producer it is only appropriate that we have a strong presence in this very important market. Valin Steel and Wire fulfills the criteria we are looking for in a potential partner. It is recognized as a top 10 producer in China. In fact, its 2004 statistics has a very good product mix, which fits well with ours, a good reputation for quality and relative domestic market share, particularly in the central part of China. Its public listing also provides us with a level of comfort in terms of the high level of disclosure and corporate governance.


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This investment represents our first production presence in the world's leading steel market. It is our intention that this acquisition should create a platform for Mittal Steel's future investment in the country. There have been a number of media and analyst reports about China in different weeks in terms of the impact of it becoming a net exporter. We believe it is true that exports from China are expected to rise this year, but despite this belief, that global supply and demand remains balanced to the strong demand elsewhere in the world, capacity restrictions and the shortage of raw materials.

Now, I would like to give you an overview of Valin Steel and Wire. Valin Steel and Wire is located in Hunan Province in Central China. This company is one of the top steel makers in the country with annual steel production capacity of 8.5 million tons. It is listed on the Shenzhen stock exchange with a market capitalization of $907 million as of 18th January 2005. The company's main product includes bar, wire rod, hot rolled sheet, seamless pipe, section steel, copper and aluminum tube coil. Its primary market is southern China with limited exports to the U.S., South Korea and other countries.

The company produced over five million tons of steel products and recorded sales of U.S. dollar $1.950 billion -- $1.95 billion dollars and net profit of $85 million dollars for the nine-months ended 30th September '04. The company has approximately 24,000 employees.

I give you the sales breakdown by product. The company out of the total product mix, wire rod is about 30 percent; bar and (INAUDIBLE) bar is 34 percent; hot rolled sheet is 10 percent based on first half 2004, but it is likely to increase, especially the hot rolled products, in the year '05. Steel tube about 12 percent, section 4 percent and other 10 percent.

I also give you the sales breakdown by region based on first half '04. Ninety percent of its products are shipped within China out of which 59 percent is mid-South which is Hunan and Guangdong and surrounding provinces and 16 percent Eastern China and 15 percent Western China, which is about 90 percent of the total sales and exports is about 10 percent of the total production.

Projection highlight, target name of target name is Hunan Valin Steel Tube & Wire Company, Ltd. Mittal Steel N.V. is the buyer and the seller is the Valin Group, which is the holding company of Hunan Valin Steel Tube & Wire Company. We are going to acquire -- we have signed to acquire up to 37.17 percent shares which is RMB 3.96 per share plus increase of net asset value from 30th June 2004 balance sheet to 31st December 2004 balance sheet.

In terms of US dollars total concentration is based on RMB 3.96, is about $314 million subject to net asset value adjustment based on 31st December balance sheet. We are expecting this transaction to be completed by second quarter '05, subject to regulatory and government approval.


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I would like to explain the shareholding structure. There are two major shareholders: one is the public group, which is holding about 25.65 percent shares, because this company is listed on the Shenzhen Stock Exchange, and the Valin Group is holding 74.35 percent. Valin Group is owned by the Hunan Province and State. And it is the -- basically the owner of this company which we have decided -- which we have signed to purchase shares.

After the transaction is completed, which is expected in the second quarter '05, there will be three major groups of shareholders: the Valin Group, which is owned by the Hunan Province holding 37.17 percent share; Mittal Steel, that is your company, will hold 37.17 percent and public shareholders will continue to hold 25.65 percent shares.

The other key term, this government defined with the principals of equal shareholdings of Valin Group and Mittal Steel and shared management control. What do we mean by shared management control? Mittal Steel and Valin Group each have rights to appoint five directors to the board of the company, which consists of 15 directors, including five independent directors. We have mutual
2 year lock up period / standstill for shares of the company, the right of first refusal if Valin Group sells additional shares and Mittal Steel to provide support in procurement, sales, logistics, technologies and research and development.

There is also an asset injections plan. Valin Group has several subsidiaries. One is the Hunan Valin Steel, Tube and Wire Company. The other two subsidiaries which are called Xianggang and Liangang. These two companies have the iron steel making properties and the up-stream, what are called hot site -- (INAUDIBLE) sites, which will be injected into the Valin Steel, Tube & Wire Company to make it a fully integrated long and flat steel producer, which means that Xianggang which has four blast furnaces, 5 sinter plants and 4 coke oven batteries, and Liangang has 4 sinter plants, 3 coke over batteries and 1 electric arc furnace. Both these subsidiaries - assets of these two subsidiaries will be injected into the company of which we have purchased shares. Another key term is that Valin Group will not be competing in the manufacturing of steel products of the Hunan Group.

I just give you very quick overview of operating facilities. Xianggang's operations have a wire rolling mill producing about 4 million tons, wire rod mill, bar mill, billet casters, converters and blast furnace operations. The Liangang operations have a slab caster with a HRC rolling line which has been commissioned in the year 2004, which has a capacity of about two million tons and the first half results of the company do not reflect any production because it was in the commissioning stage. Apart from the HRC rolling line, they have two bar mill and section mill, narrow strip rolling plant and six blast furnaces.

Hengyang's operations have 5 production lines for producing seamless pipes and 2-strand billet casters and liquid steel for billets. Changsha's operations have four continuous and one non-continuous line for production of copper tube coils and two lines for producing


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aluminum tube coils.  They have operations in four subsidiaries and they will be assembled under one company, which is Hunan Valin Steel, Tube & Wire Company.

Now I will ask Aditya to give you the financial details about this transaction. Thank you.

ADITYA MITTAL: Thank you very much. First of all, the financial summary of Valin Steel Tube and Wire -- it's a summary balance sheet, unaudited, Chinese GAAP and we have used a simple translation to translate into U.S. dollars.
Just giving an overview of the balance sheet, the slide that I'm on. But before I start getting into details, let me inform you that the accounting method for the transaction would be the equity method and therefore would have no direct impact on our balance sheet as such.

The balance sheet, which is in front of you, is of the listed company and the balance sheet will change both the asset injection and we will get into more details of the effects on the balance sheet of the asset injection later on.

As you can see, the September 30 balance sheet has $686 million of cash, a $2.2 billion total asset and a net debt number of $300 million. It demonstrates that the company is liquid, has a relatively low debt-to-equity ratio and therefore is healthy and can support expansion and growth plans.

As I move on to the income statement, let me just read out the results very quickly for the nine months of this year. The company has recorded sales of $1.9 billion, operating income of $130 million, EBITDA adding on the depreciation is about $200 million and a net income of $85 (million).

A simple analysis of these numbers yields you a revenue base of about $2.6 billion for 2004 and that is the volume of the company, or size of the company, we're dealing with. What is interesting is that in 2002 the company reported sales of about $1.176 billion and in 2003, $1.5, so clearly the company has a strong record of growth, has a CAGR of approximately 50 percent and we expect this level of growth - not 50 percent, but similar high levels of double digit growth and revenue to continue for the foreseeable future due to the expansion plan the company has.

The margins, which are not listed on the page -- for example for nine months 2004 -- are approximately 10 percent on EBITDA -- 10 percent operating income -- relatively low. As you can see from the previous slide in terms of operations, the company does not have integrated mining assets and as well the revenue structure is also missing some primary assets. With the injection of the primary assets, the margins of the entire company should also improve.

Let me just talk about two more key financial parameters of the company. The first one is the convertible bond. The company issued of RMB 2 billion of convert on the 16th of July this year, which is about $241 million. It has a maturity of five years and a convert price of about RMB 5.01 per share. The bond is callable if the conversion price rises above 30 percent of the conversion price for 30 consecutive trading days. But more

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importantly, Mittal Steel and Valin Group's interests in the company will both be diluted from 37.17 percent to about 30.31 percent if all the converts are exercised. And as a consequence, the public shareholding would increase to 40 percent.

The second important highlight is the asset injection impact. We've talked about earlier in the presentation what are the assets, which are being injected. As a result of the asset injection, if it were to occur in 2004 the projected EBITDA would increase by another $180 million and net debt would increase by about $756 million on a pro forma basis. The asset injections are expected to be completed in 2005. At Mittal Steel we have the right to insure that the asset injection plans are going as per our understanding and it's very probable that the asset injection could effectively close post the closure of our transaction as well.

The last point is just a reminder that the closing of this transaction is still subject to the approval of the relevant regulatory authorities and specifically a waiver from the CSRC for making general offer to our shareholders.

Let me just talk about the share price performance of Hunan Valin Steel Tube and Wire Company. The price of acquisition is RMB 3.96 per share subject to a net asset value adjustment. The shares trade on the Shenzhen Stock Exchange, which is only open or available to Chinese national persons, so it's different from the Hong Kong stock listing as it is a mainland Chinese stock exchange. Based on today's closing price, our purchase price discount is 13.5 percent. Based on the 52 week high, it's 43 percent discount and based on the 52 week low, it's a 4.3 percent discount.

Let me just move topics briefly now and talk about the ISG transaction. And as most of you are aware we did receive clearance from Hart Scott Rodino on the 20th December 2004. We also did file with the SEC in December and have received comments from them on the 13th of January. We will be responding soon to the SEC with proper clarification and expect a completion by the end of first quarter 2005.

Let me talk a little bit about guidance for 2004-year numbers and 2005. All the numbers that I was talking about today are pro forma, including the ISG transaction. Therefore, the numbers that you will see in our annual earnings release will be different, as the audited numbers will not include ISG numbers until the transaction is effectively closed.

We've also issued a press release talking about the guidance. As far as the company is concerned we're still in the process of completing our accounting and consolidation process, therefore it's premature to talk about specific items, however, what we can say is that there have been no material developments or negative material developments from October 24th '04 and therefore we are reiterating the same guidance.

The guidance is pro forma shipment of 57 million tons for 2004. Pro forma operating earnings of $6.8 to 7 billion dollars. A depreciation charge of approximately $800 million and pro forma earnings expected to be in the range of $7.20 to $7.40 per share.


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This guidance is exactly the same as what we issued on October 24th and we are confident that the numbers should come out this way.

In terms of 2004, from a company perspective, we see the steel market as being strong and healthy. We see the rest of the year positive and therefore there is no change in terms of our guidance for pro forma shipments of approximately two million tons and we believe a pro forma operating income per ton to be similar to the year 2004, which basically translates into an earnings improvement in 2005 over 2004 consistent with the increase in shipment levels.

With that I hand it back to our Chairman and thank you very much.

LAKSHMI MITTAL: Thank you for listening to these comments and now we will be open for questions. Maria.

OPERATOR: Thank you. The floor is now open for questions. If you have a question please press star one on your touch-tone telephone at this time. If at any point your question has been answered, you may remove yourself from the queue by pressing the pound key. We do ask that while you pose your questions that you please pick up your handset to provide optimum sound quality. Once again, ladies and gentlemen, that is star then one on your touch-tone telephone at this time. One moment while I poll for questions.

Once again, ladies and gentlemen, if you have a question please press star then one on your touch-tone telephone at this time. Thank you. Your first question is coming from Hua Lu with HSBC.

HUA LU, HSBC: Good morning. It's Hua from HSBC. I have three questions for the Valin acquisition. The first question is in the immediate term, what's your expansion plan at Valin Tube and Wire. And the second question is in the future is it possible for Mittal Steel to take the majority share in Valin Steel? And my last question is because we are talking about a lot of potential projects in China, especially in south regions, for example in Xianggang, there are 10 million tons of capacity. Because these regions are not very far away from Valin Steel, is Mittal going to take part in these projects with Valin Steel? Thanks.

LAKSHMI MITTAL: Valin Steel has some expansion plans at this time and their expansion plan is to produce up to 10 million tons by 2008. This is what they have publicly informed. We do not have any plan to have majority share. We are not participating in this project that you have mentioned.

HUA LU:  Thank you.

OPERATOR: Thank you. Once again, ladies and gentlemen, if you have a question, please press star one on your touch-tone telephone at this time. Your next question is coming from Marc Helwani with York Capital.


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MARC HELWANI, YORK CAPITAL:  Hi.  Assuming steel prices stay roughly where they are today or decline by about 10 percent and that your shipments increase slightly anywhere between 5 or 10 percent for 2005, working with an earnings somewhere in the $12 range, including very small synergies and just based on the previous comment that if operating income would increase by the same amount as the EBIT per ton for 2004, it seems to imply that the number would be about a dollar or two lower. Any comments on that?

ADITYA MITTAL: Yes. Thanks for your question. I think we're getting to very specific guidance for 2005. The purpose of the call was just to reiterate that there has been no change from what we indicated in October. We have not seen any negative material development. I think in terms of your estimation of the earnings you also have to take into account the increase in prices of the various inputs such as iron ore or coal, energy and based on that, the guidance we gave in October still stands, which is an increase of shipments to 62 million tons and a maintenance of the operating profit per ton, which we recorded in 2004 for 2005.

MARC HELWANI: Are there any updated synergies for the transaction at all because there hasn't been a lot of information, you know, around that realizing the transaction closes in two months, but any more guidance as to a range or where synergies could possibly come out?

ADITYA MITTAL: We have not given any more updated information on synergies and would not expect to do so as well till the closure of the transaction.

MARC HELWANI:  OK. Thank you.

ADITYA MITTAL:  Thank you.

OPERATOR: Thank you. At this time I would like to turn the floor back over to management for any closing comments.

LAKSHMI MITTAL: Yes. Thank you very much for participating and hope to talk to you soon when we announce our earnings release sometime in February, beginning of February. Thank you. Bye, bye.

OPERATOR: Thank you. This does conclude today's teleconference. You may disconnect your lines at this time and have a wonderful day.

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